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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule TO-T/A
                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                 Amendment No. 3
                               ------------------
                  Liquent, Inc. (formerly known as ESPS, Inc.)
                            (Name of Subject Company)

                             Fluid Acquisition Corp.
                               (Name of Purchaser)

                            Information Holdings Inc.
                       (Name of Filing Person -- Offeror)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    269129102
                      (CUSIP Number of Class of Securities)

                                -----------------

                               Vincent A. Chippari
                            Information Holdings Inc.
                               2777 Summer Street
                               Stamford, CT 06905
                            Telephone: (203) 961-9208
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                -----------------

                                    Copy to:
                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099
                            Telephone: (212) 728-8000

                            CALCULATION OF FILING FEE
================================================================================
Transaction Valuation*                                      Amount of Filing Fee
--------------------------------------------------------------------------------
     $45,125,798                                                   $9,026
================================================================================

*Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 17,988,695 shares of common stock, par value $.001 per share (the "Shares"), at a price per Share of $2.27 in cash, as well as 1,890,511 Shares subject to options at an exercise price of less than $2.27. Such number of Shares represents all of the Shares outstanding as of November 13, 2001.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $9,026      Filing party:    Information Holdings Inc.
Form or Registration No.: 005-58303   Date Filed:      November 21, 2001

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.

| | issuer tender offer subject to Rule 13e-4.

| | going-private transaction subject to Rule 13e-3.

|X| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |X|



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Schedule TO-T/A and 13D/A
CUSIP NO. 269129102

1.       NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Fluid Acquisition Corp.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)       [    ]
         (b)       [    ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) OR 2(f) [    ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,122,065

8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES [    ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         100%

10.      TYPE OF REPORTING PERSON

         CO


                                       2

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                            Schedule TO-T/A and 13D/A


CUSIP NO. 269129102

1.       NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Information Holdings Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)       [    ]
         (b)       [    ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) OR 2(f) [    ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,122,065

8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES [    ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         100%

10.      TYPE OF REPORTING PERSON

         CO


                                       3

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     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule TO-T filed with the Securities and Exchange Commission on November 21, 2001 (as previously amended and amended hereby, the "Schedule TO") by Information Holdings Inc., a Delaware corporation ("Parent"), and Fluid Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent, and amended by Amendment No. 1 filed on December 7, 2001, and Amendment No. 2 filed on December 20, 2001 with respect to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Liquent, Inc. (formerly known as ESPS, Inc.), a Delaware corporation, at a purchase price of $2.27 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2001 and in the related Letter of Transmittal.

     Capitalized terms used and not defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

     The Statement is also a Statement on Schedule 13D of Parent and Purchaser. This Amendment No. 3 also constitutes Amendment No. 2 to such Schedule 13D.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in Item 6 of the Statement is hereby amended and supplemented by amending and supplementing "Section 9-Certain Information Concerning Purchaser and Parent" of the Offer to Purchase as follows:

     The merger of Fluid Acquisition Corp., a wholly owned subsidiary of Information Holdings Inc. with and into Liquent, Inc. became effective on December 27, 2001. As a result of the merger, Liquent, Inc. became a wholly owned subsidiary of Information Holdings Inc.

     Because Fluid Acquisition Corp. had previously acquired more than 90% of the common stock of Liquent, Inc. pursuant to a cash tender offer completed on December 19, 2001, the merger was effected without a meeting of the stockholders of Liquent, Inc. Upon the effectiveness of the merger, each outstanding share of common stock of Liquent, Inc. was converted, subject to appraisal rights, into the right to receive $2.27 in cash, without interest.

     A notice of the merger, as well as a letter of transmittal to be used by the holders of common stock of Liquent, Inc. in exchanging their shares for the merger consideration, will be mailed promptly by EquiServe Trust Company, NA, the depositary for the merger.

     As a result of the merger, Nasdaq will delist the common stock of Liquent, Inc. and Liquent, Inc. will apply to the Securities and Exchange Commission to deregister the common stock under the federal securities laws.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.


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     The list of exhibits in Item 11 of the Statement is hereby amended and supplemented by adding the following exhibit:

     (a)(9) Press Release of Information Holdings Inc., dated December 28, 2001.


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                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2001

                                        FLUID ACQUISITION CORP.

                                        By: /s/ Vincent A. Chippari
                                            ------------------------------
                                        Name:  Vincent A. Chippari
                                        Title: Vice President and Secretary


                                        INFORMATION HOLDINGS INC.

                                        By: /s/ Vincent A. Chippari
                                            ------------------------------
                                        Name:  Vincent A. Chippari
                                        Title: Executive Vice President and
                                               Chief Financial Officer


                                       6

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                                INDEX TO EXHIBITS

Exhibit
-------

(a)(9)   Press Release of Information Holdings Inc., dated December 28, 2001.